Exhibit 99.1

[Letterhead of Watson, Farley & Williams]

Watson, Farley & Williams (New York) LLP

100 Park Avenue
New York, New York 10017
Tel (212) 922 2200
Fax (212) 922 1512

August 1, 2007

StealthGas Inc.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece

Dear Sirs:

We have acted as special counsel for StealthGas Inc., a Marshall Islands corporation (the ‘‘Company’’), on matters of Marshall Islands law in connection with the issuance and sale by the Company of 460,105 shares of common stock (the ‘‘Common Stock’’). The Common Stock is being issued and sold by the Company pursuant to the Company’s Registration Statement on Form F-3 (No. 333-143804) filed by the Company with the Securities and Exchange Commission (the ‘‘Commission’’) under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), on June 15, 2007 as amended by Amendment No. 1 thereto filed on June 29, 2007 (as so amended, the ‘‘Registration Statement’’), and the prospectus included therein , which Registration Statement was declared effective by the Commission on July 5, 2007. Capitalized terms used and not defined herein have the meanings assigned to them in the Underwriting Agreement (as defined below).

In rendering this opinion, we have examined originals or photocopies of (i) the Registration Statement, the Preliminary Prospectus, the Disclosure Package and the Final Prospectus; (ii) the Underwriting Agreement, dated July 17, 2007 (the ‘‘Underwriting Agreement’’), among the Company and Citigroup Global Markets Inc., Cantor Fitzgerald & Co., Morgan Keegan & Company, Inc., Johnson Rice & Company, L.L.C., DVB Capital Markets LLC and Scotia Capital (USA) Inc. (the ‘‘Underwriters’’); (iii) the Amended and Restated Articles of Incorporation of the Company; (iv) the Amended and Restated Bylaws of the Company; (v) the resolutions adopted by the Board of Directors of the Company on July 16, 2007 and the resolutions adopted by the Pricing Committee of the Board of Directors of the Company on July 17, 2007; and (vi) all such other documents, including certificates of public officials and representatives of the Company, as we have deemed necessary.  In such examination, we have assumed the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents, the authenticity of all documents submitted to us as originals, the conformity with the original documents of all documents submitted to us as photocopies and the accuracy of the factual representations made to us by officers and other representatives of the Company. We have further assumed the validity and enforceability of such documents under all applicable laws other than Marshall Islands law.  As to any questions of fact material to our opinion, we have, when relevant facts were not independently established, relied upon the aforesaid certificates.

This opinion is limited to Marshall Islands law as of the date hereof.

London o Athens o Paris o New York o Singapore o Bangkok o Rome o Hamburg

Watson, Farley & Williams (New York) LLP is a limited liability partnership registered in England and Wales with registered number OC312253. It is regulated by the Law Society of England and Wales and its members are solicitors or registered foreign lawyers. A list of members of Watson, Farley & Williams (New York) LLP and their professional qualifications is open to inspection at the above address. Any reference to a ‘partner’ means a member of Watson, Farley & Williams (New York) LLP, or a member or partner in an affiliated undertaking, or an employee or consultant with equivalent standing and qualification.

Watson, Farley & Williams (New York) LLP or an affiliated undertaking has an office in each of the cities listed above.

StealthGas Inc.

August 1, 2007	Page 2

Based on the foregoing and having regard to legal considerations which we deem relevant, we are of the opinion that the Common Stock issued and sold by the Company has been authorized and, when issued and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and nonassessable, and the issuance of the Common Stock is not subject to any statutory preemptive rights or preemptive rights pursuant to the organizational documents or bylaws of the Company.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption ‘‘Legal Matters’’. In giving this consent, we do not admit that we are acting within the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

Watson, Farley & Williams (New York) LLP

/s/ Watson, Farley & Williams (New York) LLP